SEVERN TRENT

RECEIVED

2007 JUN 14 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 June 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07024446

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements have been released today:

'Director Declaration'
'Total Voting Rights'

Yours faithfully

SUPPL

Gemma Knowles
Assistant Company Secretary

Encl.

PROCESSED
JUN 19 2007
THOMSON
FINANCIAL

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 1 June 2007, Severn Trent Plc (the "Company") was notified that Colin Matthews, Group Chief Executive of the Company, has been appointed as an independent non-executive director of Mondi plc and Mondi Limited (collectively, the Mondi Group), the proposed Anglo-South African dual-listed company to be demerged from Anglo American plc with an expected effective date of 3 July 2007.

www.severntrent.com

Severn Trent Plc (the "Company") - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company would like to notify the market of the following:

As at 31 May 2007, the Company's issued share capital consists of 234,322,811 ordinary shares of 97 17/19 pence each with voting rights. The Company holds no shares in Treasury. Therefore, the total number of voting rights in Severn Trent Plc is 234,322,811.

The above figure of 234,322,811 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Severn Trent Plc under the FSA's Disclosure and Transparency Rules.

www.severntrent.com

END